UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 26 April 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MEDIA RELEASE 2017
OPERATING UPDATE
MARCH QUARTER



JOHANNESBURG. 26 APRIL 2017: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2017. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Key Statistics

		UNITED STATES DOLLARS		
		Quarter		
		March 2017	December 2016	March 2016
Gold produced*	oz (000)	**497**	566	515
Continuing operations		**483**	552	496
Discontinued operations		**14**	14	19
Tonnes milled/treated	000	**8,665**	8,606	8,589
Continuing operations		**8,545**	8,493	8,489
Discontinued operations		**120**	113	100
Revenue	US$/oz	**1,216**	1,198	1,192
Continuing operations		**1,216**	1,197	1,192
Discontinued operations		**1,218**	1,223	1,193
Operating costs	US$/tonne	**42**	45	40
Continuing operations		**41**	44	40
Discontinued operations		**126**	120	154
All-in sustaining costs	US$/oz	**1,016**	911	961
Continuing operations		**1,003**	897	956
Discontinued operations		**1,434**	1,443	1,105
Total all-in cost	US$/oz	**1,114**	941	986
Continuing operations		**1,104**	928	981
Discontinued operations		**1,434**	1,443	1,105
Net debt	US$m	**1,241**	1,166	1,337
Continuing operations		**1,241**	1,166	1,337
Net debt to EBITDA ratio	x	**1.04**	0.95	1.21
Cash flow from operating activities**	US$	**(35)**	82	26
Continuing operations		**(30)**	84	25
Discontinued operations		**(5)**	(2)	1

*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

STOCK DATA FOR THE 3 MONTHS ENDED 31 MARCH 2017

Number of shares in issue		**NYSE – (GFI)**	
– at end March 2017	820,606,945	Range – Quarter	US$2.95 – US$3.67
– average for the quarter	820,606,945	Average Volume – Quarter	7,263,275 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR38.03 – ZAR49.75
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	3,300,042 shares/day

Statement by Nick Holland
Chief Executive Officer of Gold Fields

Q1 2017 OPERATIONAL PERFORMANCE

Gold Fields had a slow start to 2017, with two fatalities at South Deep during the quarter and significant rain events which impacted open pit operations in Australia. While we have made good progress on safety across the Group, these incidents are tragic reminders that we still have more work to do. Our sincere condolences go out to the family, friends and colleagues of Mr Bekwayo and Mr Mehlwana.

Attributable equivalent gold production for the quarter was 3% lower YoY (12% lower QoQ) at 497koz. All-in sustaining costs (AISC) were 6% higher YoY (12% higher QoQ) at US$1,016/oz and all-in costs (AIC) were 13% higher YoY (18% higher QoQ) at US$1,114/oz. The average US$ gold price achieved in the quarter was 2% higher YoY (2% higher QoQ) at US$1,216/oz. The average Australian dollar for the quarter was 0.75 (4% weaker YoY and similar QoQ), while the average South African rand for the quarter was 13.27 (16% weaker YoY and 4% stronger QoQ).

At South Deep production was negatively impacted by the two fatal accidents and three falls of ground in the higher grade section of the mine which has resulted in a deferral of mining higher grade areas. Consequently, gold production was 1,424kg (45.8koz), down 28% YoY (43% down QoQ). All-in costs (AIC) were 26% higher YoY (56% higher QoQ) at R777,497/kg (US$1,821/oz). The challenges during the quarter impacted tramming activities at the mine, which resulted in a more severe impact on gold production than on gold broken. Gold broken during the quarter was 1,784kg (57.4koz), 360kg higher than gold recovered, but around 300kg (9.6koz) lower than what it needed to be to track guidance for the year. The build-up of excess broken stocks underground is expected to be recovered in the next two quarters while access to the higher grade areas to recover the gold deferred is expected in the June quarter. In line with the recently announced rebase plan, ground support standards are being strengthened, where required, to reduce the risks of falls of ground and the resultant impact on operations. Despite the slow start, the full year guidance for South Deep remains unchanged.

Managed production in Ghana for Q1 2017 was 174.5koz, down 4% YoY (down 5% QoQ), with AIC of US$1,153/oz, up 12% YoY (up 17% QoQ), as spending on the Damang reinvestment project commenced during the quarter. Gold equivalent production at Cerro Corona was 9% higher YoY (16% lower QoQ) at 68.7koz, with AIC of US$626 per equivalent ounce, down 12% YoY (down 7% QoQ).

The Australian region produced 225.4koz for the quarter, flat YoY (down 6% QoQ), with AIC of A$1,335/oz (US$1,007/oz), up 6% YoY (up 10% QoQ). With Darlot in a sales process it is now considered a discontinuing operation. Consequently, production from continuing operations for the quarter was 211.7koz at AIC of A$1,299 (US$979/oz).

Net cash flow and net debt
Due to the higher capital expenditure, driven by growth capital expenditure at Damang (US$20m), Gruyere (US$10m), Salares Norte (US$12m) and South Deep (US$2m) the net cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs for the quarter was an outflow of US$35m, compared to an inflow of US$26m in Q1 2016. If we exclude the growth capital expenditure of US$44m, then the net cash flow would have been an inflow of US$9m. As a result of the net outflow and the final dividend payment, the net debt balance increased to US$1,241m during the quarter (31 December 2016: US$1,166m). Net debt to EBITDA was 1.04x.

UPDATE ON PROJECTS

Damang
The Damang Re-Investment Project commenced on 23 December 2016 with two major mining contractors operating in the Damang complex and satellite pit areas. The majority of mining equipment is on site, with the remainder expected by the end of April. Total tonnes mined for Q1 was 9.61Mt (plan 7.34Mt). The project is expected to deliver approximately 36Mt (plan 33Mt) in 2017 due to increased productivities with the key focus on capital waste stripping. Construction of the 2.5m lift on the existing East Tailings Storage Facility (ETSF) has been completed and commissioned with capacity of 2.2Mt till Q4 2017. The Far East Tailings Storage Facility (FETSF) construction (a new storage capacity required in Q4 that will provide life of mine tailings capacity requirements) has commenced. Expenditure for the quarter amounted to US$20m with the forecast for the year on budget at US$120m.

Gruyere

As previously reported, the Western Australian Department of Mines and Petroleum granted approval in February 2017 for the Project Management Plan, Mining Proposal and Mine Closure Plan. Preferred tenderers for the major contracts including bulk earthworks, EPC and power supply were confirmed during the quarter. The 288-room Gruyere Village Stage 1 was commissioned in March and earthworks for the Gruyere Village Stage 2 site have also been completed. The complete 648-room Gruyere Village is expected to be ready for occupancy by end of May 2017. Construction of the Anne Beadell borefield, which will support early construction activities and supply of potable water to the camp, has commenced. Expenditure for the quarter amounted to A$14m (US$10m) with the forecast for the year on budget at A$153m (US$112m).

FY17 GUIDANCE INTACT

Attributable equivalent gold production for 2017 is expected to be between 2.10 million ounces and 2.15 million ounces, with AISC of between US$1,010 per ounce and US$1,030 per ounce. As previously guided, due to the increased project capital spend, AIC is expected to be between US$1,170 per ounce to US$1,190 per ounce.

DIRECTOR APPOINTMENT

On 3 March 2017, Gold Fields announced the appointment of Dr Carmen Letton as an independent non-executive director to its Board of directors with effect from 1 May 2017. Dr Letton is head of open pit mining for Anglo American. She has over 30 years' experience in leadership and technical roles, both in the Australian and the international mining environment.

APPOINTMENT OF EVP: SOUTH AFRICA

We are pleased to announce the appointment of Martin Preece as EVP: South Africa, effective 2 May 2017. Martin was previously the Chief Operating Officer at De Beers Consolidated Mines and has spent more than 30 years in diamond mining at De Beers, with extensive experience in massive mechanised underground mining. We believe that his experience will help drive South Deep to become an efficient, sustainable mechanised mine.

N.J. Holland
Chief Executive Officer

26 April 2017

Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016

UNITED STATES DOLLARS

		Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region / Ghana — Total	Tarkwa	Damang	South America Region / Peru — Cerro Corona
OPERATING RESULTS								
Ore milled/treated	**March 2017**	**8,665**	**8,545**	**443**	**4,632**	**3,459**	**1,172**	**1,706**
(000 tonnes)	December 2016	8,606	8,493	565	4,465	3,336	1,129	1,742
	March 2016	8,589	8,489	543	4,536	3,497	1,039	1,751
Yield	**March 2017**	**1.8**	**1.8**	**3.2**	**1.2**	**1.2**	**1.0**	**1.3**
(grams per tonne)	December 2016	2.1	2.1	4.4	1.3	1.4	1.0	1.5
	March 2016	1.9	1.9	3.6	1.2	1.2	1.2	1.1
Gold produced	**March 2017**	**514.4**	**500.7**	**45.8**	**174.5**	**138.7**	**35.8**	**68.7**
(000 managed equivalent ounces)	December 2016	584.4	570.4	80.9	182.8	145.9	36.9	81.5
	March 2016	533.1	514.4	63.6	181.1	139.5	41.7	62.9
Gold sold	**March 2017**	**512.8**	**499.1**	**46.7**	**174.5**	**138.7**	**35.8**	**66.1**
(000 managed equivalent ounces)	December 2016	587.7	573.7	79.9	182.8	145.9	36.9	85.8
	March 2016	531.7	513.0	63.6	181.1	139.5	41.7	61.6
Net operating costs*	**March 2017**	**(354.9)**	**(340.0)**	**(70.7)**	**(107.3)**	**(78.0)**	**(29.3)**	**(32.3)**
(million)	December 2016	(368.4)	(353.9)	(72.6)	(117.4)	(82.0)	(35.3)	(39.8)
	March 2016	(331.0)	(315.5)	(58.5)	(121.6)	(78.0)	(43.5)	(32.8)
Operating costs	**March 2017**	**42**	**41**	**169**	**25**	**25**	**26**	**21**
(dollar per tonne)	December 2016	45	44	130	28	27	31	23
	March 2016	40	40	108	29	25	42	18
Sustaining capital*	**March 2017**	**(138.0)**	**(133.8)**	**(11.4)**	**(59.5)**	**(49.7)**	**(9.8)**	**(5.2)**
(million)	December 2016	(155.9)	(149.7)	(14.7)	(52.0)	(40.6)	(11.4)	(15.5)
	March 2016	(139.1)	(135.1)	(14.6)	(48.5)	(47.8)	(0.6)	(5.2)
Non-sustaining capital*	**March 2017**	**(32.2)**	**(32.2)**	**(1.7)**	**(20.3)**	**-**	**(20.3)**	**-**
(million)	December 2016	(2.0)	(2.0)	(2.0)	-	-	-	-
	March 2016	(2.0)	(2.0)	(2.0)	-	-	-	-
Total capital expenditure*	**March 2017**	**(170.2)**	**(166.1)**	**(13.1)**	**(79.9)**	**(49.7)**	**(30.1)**	**(5.2)**
(million)	December 2016	(157.9)	(151.7)	(16.7)	(52.0)	(40.6)	(11.4)	(15.5)
	March 2016	(141.1)	(137.1)	(16.6)	(48.5)	(47.8)	(0.6)	(5.2)
All-in-sustaining costs	**March 2017**	**1,009**	**997**	**1,784**	**1,037**	**1,010**	**1,142**	**118**
(dollar per ounce)	December 2016	914	899	1,097	989	906	1,317	303
	March 2016	949	943	1,183	1,028	994	1,139	386
Total all-in-cost	**March 2017**	**1,076**	**1,065**	**1,821**	**1,153**	**1,010**	**1,709**	**118**
(dollar per ounce)	December 2016	917	902	1,122	989	906	1,317	303
	March 2016	953	946	1,215	1,028	994	1,139	386

		UNITED STATES DOLLARS — Australia Region / Continuing — Total	St Ives	Agnew/ Lawlers	Granny Smith	AUSTRALIAN DOLLARS — Australia Region / Continuing — Total	St Ives	Agnew/ Lawlers	Granny Smith	SOUTH AFRICAN RAND — South Africa Region — South Deep	UNITED STATES DOLLARS — Australia Region / Discontinued — Darlot	AUSTRALIAN DOLLARS — Australia Region / Discontinued — Darlot
OPERATING RESULTS												
Ore milled/treated	**March 2017**	**1,764**	**995**	**308**	**461**	**1,764**	**995**	**308**	**461**	**443**	**120**	**120**
(000 tonnes)	December 2016	1,721	1,094	298	329	1,721	1,094	298	329	565	113	113
	March 2016	1,659	997	284	378	1,659	997	284	378	543	100	100
Yield	**March 2017**	**3.7**	**2.6**	**5.9**	**4.9**	**3.7**	**2.6**	**5.9**	**4.9**	**3.2**	**3.6**	**3.6**
(grams per tonne)	December 2016	4.1	2.7	6.5	6.4	4.1	2.7	6.5	6.4	4.4	3.8	3.8
	March 2016	3.9	2.7	5.7	5.6	3.9	2.7	5.7	5.6	3.6	5.8	5.8
Gold produced	**March 2017**	**211.7**	**81.6**	**58.3**	**71.9**	**211.7**	**81.6**	**58.3**	**71.9**	**1,424**	**13.7**	**13.7**
(000 managed	December 2016	225.2	95.6	62.2	67.4	225.2	95.6	62.2	67.4	2,516	14.0	14.0
equivalent ounces)	March 2016	206.7	87.0	52.1	67.5	206.7	87.0	52.1	67.5	1,978	18.7	18.7
Gold sold	**March 2017**	**211.7**	**81.6**	**58.3**	**71.9**	**211.7**	**81.6**	**58.3**	**71.9**	**1,454**	**13.7**	**13.7**
(000 managed	December 2016	225.2	95.6	62.2	67.4	225.2	95.6	62.2	67.4	2,485	14.0	14.0
equivalent ounces)	March 2016	206.7	87.0	52.1	67.5	206.7	87.0	52.1	67.5	1,978	18.7	18.7
Net operating costs*	**March 2017**	**(129.6)**	**(48.6)**	**(39.1)**	**(41.9)**	**(171.9)**	**(64.5)**	**(51.8)**	**(55.6)**	**(939.4)**	**(14.9)**	**(19.8)**
(million)	December 2016	(124.1)	(56.2)	(36.1)	(31.8)	(165.8)	(75.3)	(48.2)	(42.2)	(1,012.1)	(14.5)	(19.1)
	March 2016	(102.6)	(35.1)	(34.6)	(32.9)	(142.5)	(48.8)	(48.0)	(45.6)	(924.3)	(15.5)	(21.4)
Operating costs	**March 2017**	**70**	**47**	**125**	**83**	**93**	**62**	**165**	**109**	**2,245**	**126**	**168**
(dollar per tonne)	December 2016	77	51	135	111	103	69	180	148	1,797	120	159
	March 2016	66	43	119	86	91	59	164	120	1,702	155	215
Sustaining capital*	**March 2017**	**(57.7)**	**(26.1)**	**(14.0)**	**(17.5)**	**(76.5)**	**(34.7)**	**(18.6)**	**(23.2)**	**(150.9)**	**(4.2)**	**(5.5)**
(million)	December 2016	(67.6)	(27.6)	(13.4)	(26.7)	(89.6)	(36.5)	(17.7)	(35.5)	(199.7)	(6.2)	(8.2)
	March 2016	(66.8)	(32.7)	(19.6)	(14.5)	(92.7)	(45.4)	(27.2)	(20.1)	(230.1)	(4.0)	(5.6)
Non-sustaining capital*	**March 2017**	**(10.2)#**	**-**	**-**	**-**	**(13.6)#**	**-**	**-**	**-**	**(22.7)**	**-**	**-**
(million)	December 2016	-	-	-	-	-	-	-	-	(28.3)	-	-
	March 2016	-	-	-	-	-	-	-	-	(31.9)	-	-
Total capital expenditure*	**March 2017**	**(67.9)**	**(26.1)**	**(14.0)**	**(17.5)**	**(90.1)**	**(34.7)**	**(18.6)**	**(23.2)**	**(173.6)**	**(4.2)**	**(5.5)**
(million)	December 2016	(67.6)	(27.6)	(13.4)	(26.7)	(89.6)	(36.5)	(17.7)	(35.5)	(228.0)	(6.2)	(8.2)
	March 2016	(66.9)	(32.7)	(19.6)	(14.5)	(92.6)	(45.4)	(27.2)	(20.1)	(262.0)	(4.0)	(5.6)
All-in-sustaining costs	**March 2017**	**931**	**966**	**957**	**871**	**1,234**	**1,280**	**1,268**	**1,153**	**761,867**	**1,434**	**1,899**
(dollar per ounce)	December 2016	878	914	815	885	1,165	1,213	1,081	1,175	488,534	1,443	1,921
	March 2016	886	852	1,106	759	1,229	1,182	1,536	1,054	600,563	1,105	1,534
Total all-in-cost	**March 2017**	**979**	**966**	**957**	**871**	**1,299**	**1,280**	**1,268**	**1,153**	**777,497**	**1,434**	**1,899**
(dollar per ounce)	December 2016	878	914	815	885	1,165	1,213	1,081	1,175	499,954	1,443	1,921
	March 2016	886	852	1,106	759	1,229	1,182	1,536	1,054	616,706	1,105	1,534

Average exchange rates were US$1 = R13.27, US$1 = R13.87 and US$1 = R15.79 for the March 2017, December 2016 and March 2016 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.75, A$1 = US$0.75 and A$1 = US$0.72 for the March 2017, December 2016 and March 2016 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency.
#Relates to non-sustaining capital expenditure for Gruyere Project.

Review of Operations
Quarter ended 31 March 2017 compared with quarter ended 31 December 2016

CONTINUING OPERATIONS

South Africa region

South Deep Project

		March 2017	Dec 2016
Gold produced	000'oz	**45.8**	80.9
	kg	**1,424**	2,516
Gold sold	000'oz	**46.7**	79.9
	kg	**1,454**	2,485
Yield – underground reef	g/t	**5.16**	5.51
AISC	R/kg	**761,867**	488,534
	US$/oz	**1,784**	1,097
AIC	R/kg	**777,497**	499,954
	US$/oz	**1,821**	1,122

South Deep regrettably had two fatal accidents during the March quarter. Mr Bekwayo, a dump truck operator and Mr Mehlwana, a locomotive operator lost their lives in tramming related incidents. The fatal accident on 1 January 2017 affected access to mining areas and hauling ability. Loss of access to both tips in the high grade 3 West section and the main workshop on 93 level, restricted hauling activities until 11 March. The fatal accident on 16 February 2017 affected rail bound tramming on 95 level for 6 days.

Gold production decreased by 43 per cent from 2,516 kilograms (80,900 ounces) in the December quarter to 1,424 kilograms (45,800 ounces) in the March quarter mainly due to a decrease in tonnes mined and in head grade. Approximately 300 kilograms (9,600 ounces) were lost as a result of the fatal accidents. Another approximately 350 kilograms (11,300 ounces) were lost due to falls of ground. Over and above these factors the March quarter is characterised by the extended Christmas break, which is typical of South African based mines.

Three incidents of falls of ground occurred in the thinner more proximal part of the ore body. The first one was due to risks posed by the secondary extraction of drifts. The second one was due to proximity to the lavas in the hanging wall. The third one was due to set collapses caused by an equipment collision. The net effect of these events was that certain high grade areas were rendered temporarily unavailable. In addition, the planned rehabilitation of reef ore-passes due to scaling, reduced ore-pass availability during the quarter.

The fatal accidents, falls of ground and the extended Christmas break impacted destress mining, longhole stoping and development.

Total underground tonnes mined decreased by 26 per cent from 495,400 tonnes in the December quarter to 365,200 tonnes in the March quarter. The average grade mined decreased by 7 per cent from 5.23 grams per tonne to 4.89 grams per tonne due to the temporary loss of high grade areas.

Gold broken during the quarter amounted to 1,784 kilograms (57,400 ounces), 360 kilograms (11,600 ounces) higher than gold recovered. The build-up of excess broken stocks underground, is expected to be recovered in the next two quarters while access to the higher grade areas to recover the gold deferred is expected in the June quarter.

Destress mining decreased by 28 per cent from 6,148 square metres in the December quarter to 4,402 square metres in the

March quarter due to the same reasons above as well as a temporary slowing down of destress mining as a precautionary measure as a result of intersections of geological features.

Longhole stoping decreased by 32 per cent from 252,000 tonnes to 171,000 tonnes due to the same reasons as above. The current mine (95 level and above) contributed 64 per cent of the ore tonnes in the March quarter, compared with 63 per cent in the December quarter. The longhole stoping method accounted for 47 per cent of total tonnes mined in the March quarter compared with 51 per cent in the December quarter.

Development decreased by 25 per cent from 2,043 metres in the December quarter to 1,526 metres in the March quarter due to same reasons as above. New mine capital development (phase one, sub 95 level) decreased by 7 per cent from 210 metres in the December quarter to 195 metres in the March quarter. Development in the current mine areas decreased by 27 per cent from 1,833 metres to 1,331 metres.

Remedial action in the form of increased ore-body definition-drilling will be implemented to enhance information on geotechnical structures, together with a revised support strategy and mining sequence to facilitate improved extraction and increase the ability to prevent falls of ground.

Underground reef tonnes milled decreased by 40 per cent from 455,000 tonnes in the December quarter to 274,000 tonnes in the March quarter. Total tonnes milled decreased by 22 per cent from 565,000 tonnes to 443,000 tonnes due to a decrease in underground material milled. Total tonnes milled in the March quarter included 34,000 tonnes of underground development waste mined and 135,000 tonnes of surface tailings material. This compared with 35,000 tonnes of underground development waste mined and 75,000 tonnes of surface tailings material in the December quarter. Underground reef yield decreased by 6 per cent from 5.51 grams per tonne to 5.16 grams per tonne.

Net operating costs decreased by 7 per cent from R1,012 million (US$73 million) to R939 million (US$71 million) mainly due to lower production. A gold-in-process credit of R55 million (US$4 million) in the March quarter compared with R11 million (US$1 million) in the December quarter.

Capital expenditure decreased by 24 per cent from R228 million (US$17 million) in the December quarter to R174 million (US$13 million) in the March quarter.

Sustaining capital expenditure decreased by 25 per cent from R200 million (US$15 million) in the quarter to R151 million (US$11 million) in the March quarter. Non-sustaining capital expenditure decreased by 18 per cent from R28 million (US$2 million) to R23 million (US$2 million). The lower sustaining and non-sustaining capital expenditure were mainly due to a slow start after the December break.

All-in sustaining costs increased by 56 per cent from R488,534 per kilogram (US$1,097 per ounce) in the December quarter to R761,867 per kilogram (US$1,784 per ounce) in the March quarter mainly due to decreased gold sold, partially offset by lower net operating costs and lower sustaining capital expenditure.

Total all-in cost increased by 56 per cent from R499,954 per kilogram (US$1,122 per ounce) in the December quarter to R777,497 per kilogram (US$1,821 per ounce) in the March quarter due to the same reasons as for all-in-sustaining costs, partially offset by lower non-sustaining capital expenditure.

West Africa region

GHANA
Tarkwa

		March 2017	Dec 2016
Gold produced	000'oz	**138.7**	145.9
Yield	g/t	**1.24**	1.36
AISC and AIC	US$/oz	**1,010**	906

Gold production decreased by 5 per cent from 145,900 ounces in the December quarter to 138,700 ounces in the March quarter due to lower yield.

Total tonnes mined, including capital stripping, increased by 8 per cent from 24.5 million tonnes in the December quarter to 26.4 million tonnes in the March quarter. Ore tonnes mined decreased by 10 per cent from 4.2 million tonnes to 3.8 million tonnes due to more focus on waste stripping to expose ore to be mined in future quarters. Operational waste tonnes mined increased by 22 per cent from 7.9 million tonnes to 9.6 million tonnes while capital waste tonnes mined increased by 5 per cent from 12.4 million tonnes to 13.0 million tonnes. Grade mined decreased marginally from 1.35 grams per tonne to 1.34 grams per tonne. The strip ratio increased from 5.3 to 6.0.

The CIL plant throughput increased by 6 per cent from 3.3 million tonnes in the December quarter to 3.5 million tonnes in the March quarter due to higher plant utilisation and improved milling rate. Realised yield decreased by 9 per cent from 1.36 grams per tonne to 1.24 grams per tonne due to lower grades mined and an increase in gold-in-process.

Net operating costs, including gold-in-process movements, decreased by 5 per cent from US$82 million to US$78 million mainly due to a decrease in power costs and fuel price. The lower power costs were as a result of partially moving off the transmission grid to Genser (an independent power producer).

Capital expenditure increased by 22 per cent from US$41 million to US$50 million due to mining fleet replacements and component replacements in the March quarter.

All-in sustaining costs and total all-in cost increased by 11 per cent from US$906 per ounce in the December quarter to US$1,010 per ounce in the March quarter due to higher capital expenditure and lower gold sold, partially offset by lower net operating cost.

Damang

		March 2017	Dec 2016
Gold produced	000'oz	**35.8**	36.9
Yield	g/t	**0.95**	1.02
AISC	US$/oz	**1,142**	1,317
AIC	US$/oz	**1,709**	1,317

Gold production decreased by 3 per cent from 36,900 ounces in the December quarter to 35,800 ounces in the March quarter mainly due to lower head grade processed.

Total tonnes mined, including capital stripping, increased by 129 per cent from 4.2 million tonnes in the December quarter to 9.6 million tonnes in the March quarter due to accelerated waste mining from Amoanda and Damang Pit Cutback (DPCB) with the commencement of the Damang Re-investment Project. Ore tonnes mined decreased by 9 per cent from 0.82 million tonnes in the December quarter to 0.74 million tonnes in the March quarter. Total waste tonnes mined increased by 162 per cent from 3.4 million tonnes to 8.9 million tonnes. Capital waste tonnes (included

in total waste tonnes) increased by 689 per cent from 0.9 million tonnes to 7.1 million tonnes. Operational waste tonnes decreased by 32 per cent from 2.5 million tonnes to 1.8 million tonnes. Head grade mined decreased by 7 per cent from 1.22 grams per tonne to 1.13 grams per tonne. The higher grade in the December quarter was due to around 0.17 million tonnes at 1.41 grams per tonne mined from Juno 3 and 0.16 million tonnes at 1.20 grams per tonne from Abosso tails. This compared with no Juno 3 material and 0.37 million tonnes of Abosso tails material at 1.05 grams per tonne in the March quarter. The strip ratio increased from 4.2 to 11.8.

Abosso tailings is a decommissioned tailings storage facility at Damang. The tailings dam has been drilled, assayed, modelled and optimised. The economic portion of the tailings dam is being mined to supplement plant feed from the pits and other surface stockpiles.

At the end of the March quarter the remaining ore tonnes at Abosso tailings amounted to 0.34 million tonnes at 0.89 grams per tonne and the balance on the main stockpile amounted to 0.69 million tonnes at 0.67 grams per tonne.

Tonnes processed increased by 4 per cent from 1.13 million tonnes in the December quarter to 1.17 million tonnes in the March quarter. Yield decreased by 7 per cent from 1.02 grams per tonne to 0.95 grams per tonne due to lower grade feed. The lower grade feed was largely driven by treating lower grade material from the stockpiles. In addition, the ex-pit grade feed was lower than in the December quarter. In the March quarter tonnes milled were sourced as follows: 0.32 million tonnes at 1.27 grams per tonne from the pits, 0.23 million tonnes at 1.08 grams per tonne from Abosso tailings and 0.62 million tonnes at 0.69 grams per tonne from stockpiles.

Net operating costs, including gold-in-process movements, decreased by 17 per cent from US$35 million to US$29 million. This was mainly due to a decrease in operating tonnes mined, a decrease in power costs as a result of totally moving off the transmission grid to Genser and a US$2 million gold-in-process credit to cost in the March quarter compared with a US$1 million charge to cost in the December quarter.

Sustaining capital expenditure decreased by 173 per cent from US$11 million to US$9 million. Non-sustaining capital expenditure increased from US$nil to US$20 million mainly due to 7.1 million tonnes of capital waste stripped in the March quarter compared with 0.9 million tonnes stripped in the December quarter.

All-in sustaining costs decreased by 13 per cent from US$1,317 per ounce in the December quarter to US$1,142 per ounce in the March quarter mainly due to lower net operating cost and lower sustaining capital expenditure, partially offset by lower gold sold. All-in costs increased by 30 per cent from US$1,317 per ounce in the December quarter to US$1,709 per ounce in the March quarter due to the same reasons as for all-in-sustaining costs as well as non-sustaining (growth) capital expenditure of US$20 million. There was no growth capital in the December quarter.

South America region

PERU
Cerro Corona

		March 2017	Dec 2016
Gold produced	000'oz	**33.8**	44.6
Copper produced	tonnes	**7,267**	8,681
Total equivalent gold produced	000'eq oz	**68.7**	81.5
Total equivalent gold sold	000'eq oz	**66.1**	85.8
Yield – gold	g/t	**0.64**	0.83
– copper	per cent	**0.44**	0.52
– combined	eq g/t	**1.25**	1.46
AISC and AIC	US$/oz	**118**	303
AISC and AIC	US$/eq oz	**626**	676
Gold price*	US$/oz	**1,211**	1,235
Copper price*	US$/t	**5,803**	5,227

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 24 per cent from 44,600 ounces in the December quarter to 33,800 ounces in the March quarter. Copper production decreased by 16 per cent from 8,681 tonnes to 7,267 tonnes. Equivalent gold production decreased by 16 per cent from 81,500 ounces to 68,700 ounces. The decrease in gold and copper production was mainly due to lower gold and copper head grades mined in line with the mining sequence. Gold head grade decreased by 26 per cent from 1.21 grams per tonne to 0.90 grams per tonne and copper head grade decreased by 17 per cent from 0.60 per cent to 0.50 per cent. Gold and copper head grades for the year are expected to be around 1.04 grams per tonne to 1.06 grams per tonne and 0.47 per cent to 0.49 per cent, respectively. Gold recoveries increased from 68.7 per cent to 71.0 per cent mainly due to lower presence of fine porous pyrite in ore treated during the March quarter. Copper recoveries increased from 86.5 per cent to 87.9 per cent. Gold yield decreased by 23 per cent from 0.83 grams per tonne to 0.64 grams per tonne and copper yield decreased by 15 per cent from 0.52 per cent to 0.44 per cent.

In the March quarter, concentrate with a payable content of 33,900 ounces of gold was sold at an average price of US$1,221 per ounce and 6,691 tonnes of copper was sold at an average price of US$5,254 per tonne, net of treatment and refining charges. This compared with 46,000 ounces of gold that was sold at an average price of US$1,208 per ounce and 8,549 tonnes of copper that was sold at an average price of US$4,626 per tonne, net of treatment and refining charges, in the December quarter.

Total tonnes mined decreased by 4 per cent from 3.29 million tonnes in the December quarter to 3.16 million tonnes in the March quarter mainly due to lower waste mined in line with the mining sequence. Ore mined increased by 1 per cent from 1.73 million tonnes to 1.74 million tonnes. Operational waste tonnes mined decreased by 9 per cent from 1.56 million tonnes to 1.42 million tonnes also in line with the mining sequence.

Ore processed decreased by 2 per cent from 1.74 million tonnes in the December quarter to 1.71 million tonnes in the March quarter mainly due to lower throughput (815 tonnes per hour in the March quarter versus 833 tonnes per hour in the December quarter) as a result of the rainy season and lower plant availability due to maintenance activities (95 per cent availability in the March quarter versus 97 per cent availability in the December quarter).

Net operating costs, including gold-in-process movements, decreased by 20 per cent from US$40 million to US$32 million mainly due to restructuring and a US$3 million gold-in-process

credit to cost in the March quarter compared with US$1 million in the December quarter.

Capital expenditure decreased by 69 per cent from US$16 million to US$5 million due to lower construction activities at the tailings dam and waste storage facilities due to the rainy season.

All-in sustaining costs and total all-in cost per gold ounce decreased by 61 per cent from US$303 per ounce in the December quarter to US$118 per ounce in the March quarter mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold and lower copper by-product credits. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 7 per cent from US$676 per equivalent ounce to US$626 per equivalent ounce due to the same reasons as above.

Australia region

St Ives

		March 2017	Dec 2016
Gold produced	000'oz	**81.6**	95.6
Yield – underground	g/t	**4.76**	4.56
– surface	g/t	**2.19**	2.47
– combined	g/t	**2.55**	2.72
AISC and AIC	A$/oz	**1,280**	1,213
	US$/oz	**966**	914

Gold production decreased by 15 per cent from 95,600 ounces in the December quarter to 81,600 ounces in the March quarter.

At the underground operations, ore tonnes mined were similar at 142,000 tonnes. Head grade increased by 5 per cent from 4.65 grams per tonne to 4.87 grams per tonne due to scheduling.

At the open pit operations, ore tonnes mined decreased by 6 per cent from 831,000 tonnes in the December quarter to 785,000 tonnes in the March quarter with ore mined from Stage 3 and 5 of the Invincible pit and Stage 2 of Neptune pit. Eighteen days of production were lost due to inclement weather and resultant wet conditions in the Neptune pit. This largely accounted for the reduction in ore tonnes mined. Grade mined decreased by 4 per cent from 2.74 grams per tonne to 2.63 grams per tonne due to lower tonnages from the Invincible pit and higher tonnages from the lower grade Neptune pit.

Operational waste tonnes mined decreased by 60 per cent from 5.2 million tonnes in the December quarter to 2.1 million tonnes in the March quarter and capital waste tonnes mined increased by 50 per cent from 4.2 million tonnes to 6.3 million tonnes reflecting a change from the removal of primarily operating waste to the stripping of Stage 6 of the Invincible pit. Total material movements at the open pits decreased by 10 per cent from 10.2 million tonnes to 9.2 million tonnes due to inclement weather. The strip ratio decreased from 11.3 to 10.7.

Throughput at the Lefroy mill decreased by 9 per cent from 1,094,000 tonnes in the December quarter to 995,000 tonnes in the March quarter due to a scheduled maintenance shutdown and the impact of increased volumes of softer Neptune ore which is processed at a slower rate than the harder ore. Yield decreased by 6 per cent from 2.72 grams per tonne to 2.55 grams per tonne due to lower grade ore mined in the open pits.

Net operating costs, including gold-in-process movements, decreased by 13 per cent from A$75 million (US$56 million) to A$65 million (US$49 million) due to decreased operational waste mining in the open pits.

Capital expenditure decreased by 5 per cent from A$37 million (US$28 million) to A$35 million (US$26 million) due to decreased expenditure on mine infrastructure, partially offset by increased pre-stripping cost at Invincible and Neptune pits.

All-in sustaining costs and total all-in cost increased by 6 per cent from A$1,213 per ounce (US$914 per ounce) in the December quarter to A$1,280 per ounce (US$966 per ounce) in the March quarter due to decreased gold sold, partially offset by lower net operating costs and capital expenditure.

Agnew/Lawlers

		March 2017	Dec 2016
Gold produced	000'oz	**58.3**	62.2
Yield	g/t	**5.89**	6.49
AISC and AIC	A$/oz	**1,268**	1,081
	US$/oz	**957**	815

Gold production decreased by 6 per cent from 62,200 ounces in the December quarter to 58,300 ounces in the March quarter due to lower grade ore milled.

Ore mined from underground decreased by 14 per cent from 352,000 tonnes in the December quarter to 301,000 tonnes in the March quarter mainly due to the completion of the Genesis 500 stoping area during the December quarter. Head grade mined increased by 2 per cent from 6.20 grams per tonne to 6.31 grams per tonnes.

Tonnes processed increased by 3 per cent from 298,000 tonnes in the December quarter to 308,000 tonnes in the March quarter with some ore stockpiled in the December quarter processed during the March quarter. The combined yield decreased by 9 per cent from 6.49 grams per tonne to 5.89 grams per tonne due to the preferential treatment of high grade ore in the December quarter and drawdown of low grade ore stockpiles in the March quarter.

Net operating costs, including gold-in-process movements, increased by 8 per cent from A$48 million (US$36 million) in the December quarter to A$52 million (US$39 million) in the March quarter mainly due to a A$1 million (US$1 million) gold-in-circuit charge to cost in the March quarter compared with a A$6 million (US$4 million) credit to cost in the December quarter, partially offset by a reduction in mining costs.

Capital expenditure increased by 6 per cent from A$18 million (US$13 million) to A$19 million (US$14 million) mainly due to costs incurred on the establishment of an in-pit tailings facility at the Songvang pit.

All-in sustaining costs and total all-in cost increased by 17 per cent from A$1,081 per ounce (US$815 per ounce) in the December quarter to A$1,268 per ounce (US$957 per ounce) in the March quarter due to decreased gold sold, higher capital expenditure and higher net operating costs.

Granny Smith

		March 2017	Dec 2016
Gold produced	000'oz	**71.9**	67.4
Yield	g/t	**4.85**	6.37
AISC and AIC	A$/oz	**1,153**	1,175
	US$/oz	**871**	885

Gold production increased by 7 per cent from 67,400 ounces in the December quarter to 71,900 ounces in the March quarter mainly due to increased tonnes processed.

Ore mined from underground increased by 11 per cent from 374,000 tonnes in the December quarter to 415,000 tonnes due to increased stope availability in the March quarter. Head grade mined decreased by 28 per cent from 6.84 grams per tonne in the December quarter to 4.94 grams per tonne in the March quarter with the majority of ore mined from low grade stopes in Zones 90 and 100, in line with the mine schedule, as opposed to mining the higher grade areas in Zone 90 in the December quarter. Grade mined for the year is expected to be between 5.50 grams per tonne and 5.65 grams per tonne.

Tonnes processed increased by 40 per cent from 329,000 tonnes in the December quarter to 461,000 tonnes in the March quarter due to increased ore mined from underground, supplemented with stockpiled ore from the December quarter. The yield decreased by 24 per cent from 6.37 grams per tonne to 4.85 grams per tonne reflecting the lower grades mined and lower grades from stockpiles.

Net operating costs, including gold-in-process movements, increased by 33 per cent from A$42 million (US$32 million) in the December quarter to A$56 million (US$42 million) in the March quarter mainly due to increased ore tonnes mined and processed. In addition, a A$5 million (US$4 million) gold-in-process charge to cost in the March quarter compared with a A$7 million (US$5 million) credit to cost in the December quarter.

Capital expenditure decreased by 36 per cent from A$36 million (US$27 million) in the December quarter to A$23 million (US$18 million) in the March quarter mainly due to higher expenditure related to the purchase of fleet and underground infrastructure in the December quarter.

All-in sustaining costs and total all-in cost decreased by 2 per cent from A$1,175 per ounce (US$885 per ounce) in the December quarter to A$1,153 per ounce (US$871 per ounce) in the March quarter due to the higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

DISCONTINUED OPERATION

Australia region

Darlot

		March 2017	Dec 2016
Gold produced	000'oz	**13.7**	14.0
Yield	g/t	**3.55**	3.87
AISC and AIC	A$/oz	**1,899**	1,921
	US$/oz	**1,434**	1,443

Gold production decreased by 2 per cent from 14,000 ounces in the December quarter to 13,700 ounces in the March quarter due to lower grade of ore mined.

Ore mined from underground increased by 11 per cent from 106,500 tonnes in the December quarter to 118,400 tonnes in the March quarter due to increased ore from the Metske stopes. The Metske stopes are historical bulk low grade ore sources in the upper part of the mine. Head grade mined was similar at 3.95 grams per tonne.

Tonnes processed increased by 6 per cent from 113,000 tonnes in the December quarter 120,000 tonnes in the March quarter due to increased ore mined. The yield decreased by 8 per cent from 3.87 grams per tonne to 3.55 grams per tonne due to the processing of lower grade ore stockpiles in the March quarter.

Net operating costs, including gold-in-process movements, increased by 5 per cent from A$19 million (US$15 million) to A$20 million (US$15 million) mainly due to increased ore production in the March quarter.

Capital expenditure decreased by 25 per cent from A$8 million (US$6 million) to A$6 million (US$4 million) mainly due to a reduction in exploration costs and lower development and infrastructure associated with the Oval ore body. Production delivery from the new Oval ore body started late in 2016 and will provide the primary ore feed in 2017 from a number of recently established levels. Final decline development is expected to be completed during the June quarter after which capital expenditure is anticipated to reduce even further.

All-in sustaining costs and total all-in cost decreased by 1 per cent from A$1,921 per ounce (US$1,443 per ounce) in the December quarter to A$1,899 per ounce (US$1,434 per ounce) in the March quarter due to lower capital expenditure, partially offset by lower gold sold and higher net operating costs.

Underground and surface

				South Africa Region	West Africa Region			South America Region	Australia Region				
		Total Mine Operations	Total Mine Continuing Operations		Ghana			Peru		Continuing			Discontinued
Imperial ounces with metric tonnes and grade				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives#	Agnew/ Lawlers	Granny Smith	Darlot
ORE MILLED/TREATED (000 TONNES)													
– underground ore	**March 2017**	**1,304**	**1,184**	**274**	**-**	**-**	**-**	**-**	**910**	**141**	**308**	**461**	**120**
	December 2016	1,323	1,210	455	-	-	-	-	755	128	298	329	113
	March 2016	1,271	1,177	332	-	-	-	-	845	183	284	378	94
– underground waste	**March 2017**	**34**	**34**	**34**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2016	35	35	35	-	-	-	-	-	-	-	-	-
	March 2016	23	23	23	-	-	-	-	-	-	-	-	-
– surface ore	**March 2017**	**7,327**	**7,327**	**135**	**4,632**	**3,459**	**1,172**	**1,706**	**854**	**854**	**-**	**-**	**-**
	December 2016	7,248	7,248	75	4,465	3,336	1,129	1,742	966	966	-	-	-
	March 2016	7,295	7,289	188	4,536	3,497	1,039	1,751	814	814	-	-	6
– total milled	**March 2017**	**8,665**	**8,545**	**443**	**4,632**	**3,459**	**1,172**	**1,706**	**1,764**	**995**	**308**	**461**	**120**
	December 2016	8,606	8,493	565	4,465	3,336	1,129	1,742	1,721	1,094	298	329	113
	March 2016	8,589	8,489	543	4,536	3,497	1,039	1,751	1,659	997	284	378	100
YIELD (GRAMS PER TONNE)													
– underground ore	**March 2017**	**4.9**	**5.0**	**5.2**	**-**	**-**	**-**	**-**	**5.2**	**4.8**	**5.9**	**4.9**	**3.6**
	December 2016	5.6	5.7	5.5	-	-	-	-	6.1	4.6	6.5	6.4	3.9
	March 2016	5.4	5.4	5.9	-	-	-	-	5.3	4.3	5.7	5.6	6.0
– underground waste	**March 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
	March 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**March 2017**	**1.3**	**1.3**	**0.1**	**1.2**	**1.2**	**1.0**	**1.3**	**2.2**	**2.2**	**-**	**-**	**-**
	December 2016	1.5	1.5	0.1	1.3	1.4	1.0	1.5	2.5	2.5	-	-	-
	March 2016	1.3	1.3	0.1	1.2	1.2	1.2	1.1	2.5	2.5	-	-	3.3
– combined	**March 2017**	**1.8**	**1.8**	**3.2**	**1.2**	**1.2**	**1.0**	**1.3**	**3.7**	**2.6**	**5.9**	**4.9**	**3.6**
	December 2016	2.1	2.1	4.4	1.3	1.4	1.0	1.5	4.1	2.7	6.5	6.4	3.9
	March 2016	1.9	1.9	3.6	1.2	1.2	1.2	1.1	3.9	2.7	5.7	5.6	5.8
GOLD PRODUCED (000 OUNCES)													
– underground ore	**March 2017**	**210.7**	**197.0**	**45.3**	**-**	**-**	**-**	**-**	**151.7**	**21.6**	**58.3**	**71.9**	**13.7**
	December 2016	243.1	229.1	80.8	-	-	-	-	148.4	18.8	62.2	67.4	14.0
	March 2016	226.1	208.0	63.1	-	-	-	-	144.8	25.2	52.1	67.5	18.1
– underground waste	**March 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
	March 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**March 2017**	**303.7**	**303.7**	**0.5**	**174.5**	**138.7**	**35.8**	**68.7**	**60.0**	**60.0**	**-**	**-**	**-**
	December 2016	341.3	341.3	0.1	182.8	145.9	36.9	81.5	76.9	76.9	-	-	-
	March 2016	307.0	306.4	0.5	181.1	139.5	41.7	62.9	61.8	61.8	-	-	0.6
– total	**March 2017**	**514.4**	**500.7**	**45.8**	**174.5**	**138.7**	**35.8**	**68.7**	**211.7**	**81.6**	**58.3**	**71.9**	**13.7**
	December 2016	584.4	570.4	80.9	182.8	145.9	36.9	81.5	225.2	95.6	62.2	67.4	14.0
	March 2016	533.1	514.4	63.6	181.1	139.5	41.7	62.9	206.7	87.0	52.1	67.5	18.7
OPERATING COSTS (DOLLAR PER TONNE)													
– underground	**March 2017**	**137**	**138**	**242**	**-**	**-**	**-**	**-**	**98**	**88**	**125**	**83**	**126**
	December 2016	139	141	149	-	-	-	-	129	158	135	111	120
	March 2016	120	116	165	-	-	-	-	93	91	119	86	159
– surface	**March 2017**	**25**	**25**	**3**	**25**	**25**	**26**	**21**	**40**	**40**	**-**	**-**	**-**
	December 2016	28	28	3	28	27	31	23	37	37	-	-	-
	March 2016	27	28	-	29	25	42	18	37	37	-	-	84
– total	**March 2017**	**42**	**41**	**169**	**25**	**25**	**26**	**21**	**70**	**47**	**125**	**83**	**126**
	December 2016	45	44	130	28	27	31	23	77	51	135	111	120
	March 2016	40	40	108	29	25	42	18	66	43	119	86	155

UNITED STATES DOLLARS

St Ives rinsed nil ounces from inventory at the heap leach operations in the March quarter compared with 300 ounces and 400 ounces in the December 2016 quarter and March 2016, respectively,

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

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J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

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Avishkar Nagaser
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SWX: GOLI

CA Carolus° *(Chair)*   RP Menell° *(Deputy Chair)*   NJ Holland*• *(Chief Executive Officer)*   PA Schmidt• *(Chief Financial Officer)*
A Andani#°   PJ Bacchus°   TP Goodlace°   DMJ Ncube°   SP Reid°   YGH Suleman°   GM Wilson°
^ Australian * British   # Ghanaian
° Independent Director   • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 26 April 2017

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer